# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Weave Communications, Inc., CIK 0001609151
CUSIP: 94724R108
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1331 W Powell Way, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-036541
Filed by CIK 0001655220

## Reporting persons
- Bessemer Venture Partners IX L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bessemer Venture Partners IX Institutional L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deer IX & Co. L.P.: type of reporting person: partnership (PN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deer IX & Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Weave Communications, Inc.
Address of issuer's principal executive offices: 1331 W Powell Way Lehi, Utah 84043

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the following persons with respect to certain shares of Common Stock (the "Shares" or the "Common Stock") of the Issuer. Bessemer Venture Partners IX L.P. ("BVP IX") and Bessemer Venture Partners IX Institutional L.P. ("BVP IX Inst" and together with BVP IX, the "Funds") directly own shares of Common Stock.
(a) Deer IX & Co. Ltd. ("Deer IX Ltd"), the general partner of Deer IX & Co. L.P. ("Deer IX LP");
(b) Deer IX LP, the sole general partner of each of the Funds;
(c) BVP IX, which directly owns 0 Shares; and
(d) BVP IX Inst, which directly owns 0 Shares
Deer IX Ltd, Deer IX LP, BVP IX and BVP IX Inst are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Bessemer Venture Partners
1865 Palmer Avenue; Suite 104
Larchmont, NY 10583
Citizenship:
Deer IX Ltd - Cayman Islands
Deer IX LP - Cayman Islands
BVP IX - Cayman Islands
BVP IX Institutional - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deer IX Ltd - 0 shares
Deer IX LP - 0 shares
BVP IX - 0 shares
BVP IX Inst - 0 shares
Percent of class:
Deer IX Ltd - 0%
Deer IX LP - 0%
BVP IX - 0%
BVP IX Inst - 0
Sole power to vote or to direct the vote:
Deer IX Ltd - 0 shares
Deer IX LP - 0 shares
BVP IX - 0 shares
BVP IX Inst - 0 shares
Shared power to vote or to direct the vote:
Deer IX Ltd - 0 shares
Deer IX LP - 0 shares
BVP IX - 0 shares
BVP IX Inst - 0 shares
Sole power to dispose or to direct the disposition:
Deer IX Ltd - 0 shares
Deer IX LP - 0 shares
BVP IX - 0 shares
BVP IX Inst - 0 shares
Shared power to dispose or to direct the disposition:
Deer IX Ltd - 0 shares
Deer IX LP - 0 shares
BVP IX - 0 shares
BVP IX Inst - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of Deer IX LP, which in turn is the general partner of the Funds, Deer IX Ltd may be deemed to beneficially own any Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bessemer Venture Partners IX L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer IX & Co. Ltd., the General Partner of Deer IX & Co. L.P., the General Partner of Bessemer Venture Partners IX L.P. (02/14/2025)
- Bessemer Venture Partners IX Institutional L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer IX & Co. Ltd., the General Partner of Deer IX & Co. L.P., the General Partner of Bessemer Venture Partners IX Instit (02/14/2025)
- Deer IX & Co. L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer IX & Co. Ltd., the General Partner of Deer IX & Co. L.P. (02/14/2025)
- Deer IX & Co. Ltd.: /s/ Scott Ring, Scott Ring, General Counsel, Deer IX & Co. Ltd. (02/14/2025)